SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2015

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated April 20, 2015	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 21, 2015	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

UNAUDITED KEY PERFORMANCE INDICATORS

FOR THE FIRST QUARTER OF 2015

The unaudited financial data of the Group for the first quarter of 2015 reflected:

•	Operating revenue reached RMB160.9 billion, up by 3.9% over the same period of last year

•	EBITDA was RMB59.2 billion, up by 2.8% over the same period of last year

•	Profit attributable to equity shareholders was RMB23.8 billion, down by 5.6% over the same period of last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2015.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2015 to 31 March 2015	For the period from 1 January 2014 to 31 March 2014	Change
Operating Revenue (RMB)	160.857 billion	154.828 billion	3.9%
EBITDA (RMB)	59.181 billion	57.592 billion	2.8%
EBITDA Margin	36.8%	37.2%
Profit Attributable to Equity Shareholders (RMB)	23.830 billion	25.244 billion	–5.6%
Margin of Profit Attributable to Equity Shareholders	14.8%	16.3%

Operating Data

	As at 31 March 2015/ For the period from 1 January 2015 to 31 March 2015	As at 31 December 2014/ For the period from 1 October 2014 to 31 December 2014
Total Customers	815.38 million	806.63 million
Net Additional Customers*	8.75 million	7.51 million
4G Customers	143.08 million	90.06 million
3G Customers	234.76 million	245.75 million
Average Revenue per User per Month (ARPU) (RMB/user/month)*	59	58
Total Voice Usage (minutes)*	1,029.6 billion	1,082.8 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)*	429	446
Mobile Data Traffic (MB) *	490.3 billion	408.2 billion
SMS Usage (messages) *	146.2 billion	156.1 billion

*	for the relevant reporting period

In the first quarter of 2015, the Group accelerated strategic transformation, endeavored to build a superior 4G (TD-LTE) network, vigorously promoted sales of 4G terminals, accelerated the migration of customers to 4G network and continued to consolidate its leading advantage in 4G services. As of 31 March 2015, the Group’s customers reached 815 million, of which 4G customers reached 143 million. Net additional 4G customers for the first quarter of 2015 exceeded 53 million. Benefiting from the favorable development of 4G services, the Group’s data traffic operation continued to experience rapid development and achieved remarkable results. In the first quarter of 2015, mobile data traffic increased by 158% compared to the same period of last year, leading to a further optimized revenue structure. Meanwhile, as the substitution impact of OTT business on traditional communications services continued to intensify, voice services and SMS and MMS services further declined, with total voice usage and SMS usage down by 1.3% and 4.5%, respectively, compared to the same period of last year. Operating revenue reached RMB160.9 billion, representing an increase of 3.9% compared to the same period of last year. Revenue growth rate picked up again compared to that for the full year of 2014 due to the favorable effects of stimulated customer spending by relatively strong tariff promotion and sales initiatives towards the end of last year as well as the continuous rapid growth momentum of 4G terminal sales since the last quarter of 2014. However, the annual growth rate of revenue from sales of products may decrease. ARPU was RMB59, which recorded a decrease compared to the same period of last year.

The Group is at a critical stage of transformation of its development. There is a high demand for resources from 4G network construction and optimization as well as business development, retention of existing customers and mobile Internet development deployment and therefore, capital expenditure and cost input continued to remain at a high level. The Group endeavored to promote operations with low costs and high efficiency, deepened transformation of the marketing and sales model, continued to reasonably compress selling expenses and strictly control administrative expenses and continuously improved the efficiency and effectiveness of its use of resources. The Group’s EBITDA for the first quarter of 2015 was RMB59.2 billion, representing an increase of 2.8% compared to the same period of last year. Profit attributable to equity shareholders was RMB23.8 billion, representing a decrease of 5.6% compared to the same period of last year. Margin of profit attributable to equity shareholders was 14.8% and profitability continued to be maintained at a sound level.

The Group will continue to adhere to the principles of forward-looking planning, effective resource allocation, rational investment and refined management in cost allocation, endeavor to strike a balance between the Group’s short-term performance and long-term development, strive to increase revenue and save costs and maintain favorable profitability and thereby, continuously create value for investors.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Mobile Limited Xi Guohua Chairman

Hong Kong, 20 April 2015

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

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